UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

In June 2026, Sanofi published the press releases attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4 which are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release dated June 19, 2026: Sanofi’s Sarclisa subcutaneous formulation approved in Japan for patients with multiple myeloma.

Exhibit 99.2	Press Release dated June 22, 2026: Sanofi appoints Paulo Fontoura as Global Head of R&D.

Exhibit 99.3	Press Release dated June 23, 2026: Sanofi’s Cenrifki (tolebrutinib) approved in the EU as the first disability-targeting medicine for secondary progressive multiple sclerosis without relapses

Exhibit 99.4	Press Release dated June 23, 2026: Sanofi’s Wayrilz approved in Japan to treat immune thrombocytopenia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 24, 2026		SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger Title: Head of Legal Corporate & Finance

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